October 19, 2007

Mellissa Campbell Duru

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	Marathon Oil Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 13, 2007
File No. 033-07065

Dear Ms. Duru:

Set forth below are responses from Marathon Oil Corporation to comments of the staff of the United States Securities and Exchange Commission, dated August 21, 2007, concerning Marathon’s Definitive Proxy Statement on Schedule 14A.

For your convenience, we have repeated the comment prior to the response. The comment is highlighted in bold.

Compensation Discussion and Analysis, page 43

Comment 1

We refer you to Item 407(e)(3)(iii) of Regulation S-K. Please revise your disclosure to describe more fully the material elements of the instructions and the directions the committee gave the consultants regarding performance of their duties.

Response

As provided on page 44 of our 2007 Proxy Statement, the Compensation Committee (“Committee”) engaged a compensation consultant to provide consulting services on executive compensation matters. The terms are set forth in an agreement signed by the Chairman of the Compensation Committee and the compensation consulting firm. The scope of services includes collecting comparative market data on executive officer and director compensation. Other deliverables include assessing the competitiveness of the Company’s executive officer and director compensation programs. The Committee also requests the consultant to prepare a comprehensive study on executive officer compensation on an annual basis. This study is reviewed and approved by the Committee at its September or October meeting.

SEC Response: File No. 033-07065

We will include a similar disclosure in future filings.

Comment 2

Given your reference to your three-year total stockholder return and the fact that it factors into the measurement of corporate performance, revise your disclosure in future filings to clarify how you determine total stockholder return.

Response

Total stockholder return (TSR) is determined by dividing (i) stock price appreciation or reduction plus cumulative dividends by (ii) the beginning stock price. The beginning and ending stock prices are the average closing stock price for the month immediately preceding the beginning and ending dates of the measurement period. Following is an example:

•	Measurement period is January 1, 2004 through December 31, 2006

•	Average closing stock price for the month of December 2003 = $31

•	Average closing stock price for the month of December 2006 = $40

•	Cumulative cash and stock dividends for the 2004-2006 period = $5

•	TSR = (($40-$31) + $5)/$31 = 45%

We will include a similar disclosure in future filings.

Comment 3

Please refer to Item 402(b)(1)(v) of Regulation S-K. Throughout the discussion in this section you mention individual performance. Please include an analysis of the specific aspects of each named executive officer’s individual performance that was material in determining the level and type of compensation awarded. For example, describe in greater detail the values that constitute the “Marathon values.” Analyze the relative weight the committee assigned to the values and other factors considered in evaluating individual performance to facilitate an understanding of the compensation awarded during fiscal 2006 to each named executed officer.

Response

As provided on page 43 of the 2007 Proxy Statement, individual performance is evaluated based on individual expertise, leadership, ethics and achievement of personal performance commitments. Examples of personal performance commitments include rate of production, refinery throughput, reserve replacement, income per barrel, safety, environmental, project completions and financial discipline. We also place a priority on “living our values.” These are the core values that guide the Company’s approach to business and include the following:

•	Health and safety: We conduct our business with high regard for the health and safety of our employees, contractors and neighboring communities;

•	Environmental stewardship: We are committed to minimizing environmental impacts by reducing wastes, emissions and other releases;

•	Honesty and integrity: We uphold high standards of business ethics and integrity, enforce strict principles of corporate governance and support transparency in all of our operations;

•	Corporate citizenship: We live by our principles of corporate social responsibility and make a difference through our philanthropic, social development and volunteer programs; and

SEC Response: File No. 033-07065

•

High performance: We create sustainable value through a high performance team culture and provide a collaborative, supportive work environment where employees are encouraged to reach their full professional potential.

In establishing base salary and incentive pay for each of the named executive officers, the Committee considers four main factors. First and foremost, the Committee considers the overall performance of the Company in relation to its peers. The Committee considers multiple metrics in determining overall Company performance, including achievement of the specific performance metrics established by the Committee for the incentive pay programs during the first quarter of each year. The most significant of these performance metrics is total stockholder return (TSR), which is described in detail in our response to Comment 2. Second, the Committee looks at the individual performance of each named executive officer. In evaluating the individual performance of each named executive officer, the most significant factor is the achievement of the personal performance commitments agreed to between each named executive officer and the CEO, (and in the case of the CEO, between the CEO and the Board), examples of which are listed above. No formal weightings exist for any element of individual performance that is considered in these decisions. Third, the Committee considers the extent to which each named executive officer’s performance embodies our core values, which are described above. And fourth, the Committee considers external competitiveness and internal equity. Taking these four factors into consideration, the Committee exercises its discretion to establish the base salary and incentive pay for each named executive officer.

We will include a similar disclosure in future filings.

Compensation Benchmarking, page 44

Comment 4

Given the variance in market capitalization of the companies listed in your peer group, please further explain why you choose to benchmark compensation against some of the companies in the list. For example, specify similar characteristics that the committee and/or consultant considered when establishing the peer group. Address how the committee considers the variance in market capitalization and/or structures of the peer group when benchmarking compensation and targeting compensation so that it is within the median range of the market.

Response

The peer group companies set forth on page 44 of the 2007 Proxy Statement are the companies against which we compete for talent. This list of peer group companies is analyzed and compared to Marathon Oil Corporation by the Committee’s consultant based on revenues, market capitalization, cash flow and return on equity and is reviewed annually by the Committee. The Committee believes that, taken as a whole, this peer group provides an appropriate comparison for compensation at the Company based on the factors listed above.

Comment 5

You disclose that the program is designed to provide total compensation that is “within the range of the market median” when target levels are achieved. Assuming target levels are achieved, revise to disclose the specific percentile targeted for each element of compensation in a given year. Further, clarify for each element of compensation the percentiles represented by actual compensation paid in 2006.

SEC Response: File No. 033-07065

Response

By market median, we mean the 50th percentile for target compensation. This percentile applies to each element of compensation, which includes base salary, bonus and other long-term incentive awards, as well as to total compensation. The Committee reviews a host of factors when setting these target amounts for each individual. The market median for each element of pay provides only one data point in determining compensation.

Each officer’s payout amount for annual and long-term incentive compensation (other than stock options and restricted stock) is determined by the Committee based upon company and individual performance within the parameters established for the respective programs at the beginning of the performance measurement period.

We will include a similar disclosure in future filings.

Base Salary, page 45

Comment 6

We direct you to footnote 1 to the Summary Compensation Table. Although you indicate a base salary adjustment for all named executive officers was implemented in 2006, your disclosure in this section omits any discussion and analysis of the reasons for the specific adjustments made in 2006. Please revise to provide an analysis for each named executive officer of how the factors listed under this heading contributed to his base salary adjustment and provide an analysis of the reason for the actual percentage of the increase in Compensation Discussion and Analysis.

Response

For each named executive officer, company performance, individual performance, market competitiveness and internal equity are all considered by the Committee when determining base salary increases. These factors constitute the reasons or rationale behind the pay increases. The Committee does not use a formula to calculate base salary increases.

Company Performance Metrics, page 46

Comment 7

Given the establishment of performance targets for 2007 at the beginning of the year, please disclose the specific performance targets (both upstream and downstream) for each of the named executive officers for fiscal 2007. Additionally, disclose the qualitative targets established by the named executive officers for fiscal 2007. In future filings, please give adequate consideration to Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of qualitative and quantitative targets established for 2007 would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

SEC Response: File No. 033-07065

Response

The Compensation Discussion and Analysis (“CD&A”) included in the 2007 Proxy Statement was prepared to provide investors material information necessary for an understanding of the named executive officers’ compensation for 2006, and was reviewed by the Committee at its meeting held on February 28, 2007. Instruction 2 to Item 402(b) provides, in part:

The Compensation Discussion and Analysis should also cover actions regarding executive compensation that were taken after the registrant’s last fiscal year’s end. Actions that should be addressed might include, as examples only, the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year. [Emphasis added.]

Based on these instructions and our interpretation of Item 402 of Regulation S-K, we do not believe there is a general requirement to disclose the establishment of performance targets for 2007.

Comment 8

We refer you to Release 33-8732A, Section II.B.1. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please further supplement your disclosure to discuss the discrepancies in the type and amount of compensation you awarded to the named executive officers. For example, identify the specific achievements or other material factors considered in the award of each element of compensation awarded to the CEO.

Response

Except for long-term incentive compensation, we do not differentiate in the type of compensation paid to our named executive officers. As disclosed on page 49 of the 2007 Proxy Statement, the Committee decided that all of the CEO’s long-term incentive pay would be directly tied to the performance of our stock in 2006. Therefore, the Committee granted all of his long-term incentive compensation in the form of performance units and stock options. The amount of compensation awarded to the named executive officers is subject to the discretion of the Committee based on achievement of Company performance, individual performance, market competitiveness and internal equity. See Response to Comment 3.

Annual Cash Incentive Bonus, page 48

Comment 9

We direct you to Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K. Please discuss the types of “personal performance commitments” a named executive officer makes at the beginning of the year. Analyze how the committee assesses both the goals set and the level of achievement of the goals in determining the compensation awarded pursuant to the cash bonus program.

SEC Response: File No. 033-07065

Response

Named executive officers establish personal performance commitments based on their areas of expertise and responsibility. The amount of compensation awarded to the named executive officers is subject to the discretion of the Committee based on Company performance, achievement of their personal performance commitments, market competitiveness and internal equity. See Response to Comment 3 for examples of types of personal performance commitments used.

Grants of Long Term Incentive Awards, page 48

Comment 10

Your discussion regarding the variables used to determine the amount of long-term incentive awards should be simplified and put into context by referencing an actual award provided to a named executive officer. For example, referencing the factors listed in the last sentence on page 48, describe in a clear and concise manner, how the committee establishes the intended long-term incentive dollar value for each named executive officer. Explain in simple terms, the relevance to the formula of the risk of forfeiture factor that is applied. Rather than only disclosing the percentage of the 2004 performance awards that the committee approved for vesting, demonstrate how the formula works by referencing the committee’s decision to approve a 183% vesting of the 2004 performance awards for each named executive officer.

Response

As previously provided in response to Comment 1, the scope of services provided by the consultant includes collecting comparative market data on executive officer compensation. The Committee uses this data, along with Company and individual performance, to determine individual intended dollar value for target awards each year. The Committee relies on its experience, knowledge of the individual officers and, except for determining the CEO’s compensation, the input from the CEO. No formulas are used in this process. Actual payouts from these target awards are based, in part, on the achievement of pre-approved performance metrics established for each long-term incentive vehicle awarded. See also Response to Comments 2 and 3. The potential value of each long-term award type is discounted by a risk of forfeiture which incorporates and calculates the possibility that the officer will receive no value for the award based on historical forfeiture information.

Comment 11

While we note disclosure on page 48 regarding the general timing of option grants, please revise to provide greater clarity as to the policy, if any, that the committee has adopted regarding the granting of options when the board is in possession of material non-public information.

Response

Our past practice has been to review and approve all long-term incentive awards, including stock options, at the May Committee meeting. Commencing in 2008, the Committee will review and approve all long-term incentive awards for officers, including stock options, at the annual February Committee meeting. The date of these meetings is generally set two years in advance. As a result, we have a consistent practice with respect to granting of options or other long-term incentive awards. In addition, our options are granted with a minimum one-year vesting period from the date of grant.

SEC Response: File No. 033-07065

Potential Payments Upon Termination or Change in Control, page 66

Comment 12

Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the severance and change of control plans. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response

The payments triggered under our change in control policy were reviewed and approved by the Committee to be competitive within our peer group. This policy is periodically reviewed by the Committee to ensure that it remains competitive. Otherwise, no special employment or severance agreements are in place for the named executive officers.

We will include a similar disclosure in future filings.

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the staff’s comments or changes made in response to the staff’s comments do not foreclose the Commission from taking any action on the filing, and (c) Marathon may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call the undersigned at 713-296-4136, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.

Sincerely,

/s/ Eileen M. Campbell
Eileen M. Campbell
Vice President, Human Resources